WILLAMETTE VALLEY VINEYARDS

Dear Wine Enthusiast,

It started with a dream we all shared - to build a world-class winery in Oregon and produce the finest varietal wines possible.

We knew by acting together we could do something none of us could do alone.

By pooling our resources through the nation's first crowdfunding by way of a 1988 filing with the U.S. Securities and Exchange Commission, our winery became a community-based, wine enthusiast-owned winery with the supporters and resources to get the work done well. (NASDAQ: WVVI)

We are proud to be a part of this growing Oregon wine industry where excellence in winemaking is practiced by many wineries.

We believe with hard work, patience, respect for each other and the environment - and an uncompromising dedication to quality, Oregon can become one of the greatest wine regions in the world - distinct to herself and true to her values.

Please join with us in this effort by raising a glass of wine with your friends over dinner and talk about Oregon and what this beautiful land has become.

Warm regards,

The People of Willamette Valley Vineyards



Over 500 new Founders joined together for the groundbreaking of Elton Winery and historic planting of Pinot Noir vines. (Pictured in front of the Elton Vineyard next to the tractor from left to right are Winery Director Christine Collier, Emily Bernau, Consulting Winemaker Isabelle Meunier, Founder Jim Bernau and Vineyard Manager Efren Loeza)



Founding stockholders gathered in 1989 at the top of the vineyard planted by Founder Jim Bernau in '83 for the groundbreaking of the new Cellar.



Stockholders raise their glasses in a toast to the winemaking team in the new Estate Cellar in 1990.



In 2013, stockholders celebrate their 30th Anniversary during the construction of the new Barrel Room at the Estate Vineyard.

Please join us as Founders of two new Wineries!

Preferred Stock at an offering price of $4.25 per share earning a 5.2% annual dividend. The maximum purchase per subscription is 1,205 shares ($5,121.25), the minimum 300 shares ($1,275). (Traded on the NASDAQ as WVVIP)

To obtain more information regarding the winery and an investment, please call 503-588-9463 or visit **www.wvv.com/ownership.**

Jim Bernau, Founder/CEO • Willamette Valley Vineyards
8800 Enchanted Way SE • Turner, OR 97392
503-588-9463 • stock.offering@wvv.com